Mail Stop 3561

February 17, 2010

Via U.S. Mail and Facsimile (636) 940-6030

Mr. James Cowan
President and Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, MO 63301

Re: **American Railcar Industries, Inc.**
          Form 10-K for the fiscal year ended December 31, 2008
          Filed March 6, 2009

          Preliminary Proxy on Schedule 14A
          Filed April 17, 2009
          File No. 000-51728

Dear Mr. Cowan:

We have reviewed your response to our letter dated December 31, 2009 and have the following additional comments.

<u>Schedule 14A</u>

<u>Compensation Discussion and Analysis</u>

<u>Bonus Compensation, page 15</u>

1. We note your response to our prior comment 1; however, the causal connection between disclosure of your targets and any competitive harm is not clear. Please provide us with a detailed analysis of why quantified disclosure of your performance targets is excludable under Instruction 4 to Item 402(b). Additionally, please tell us why the targets are not material to your compensation policies and decisions.

2. We note your disclosure that "the compensation committee believed these targets were challenging, but achievable based upon our plant expansion and continuing investments in efficiency improvements." Please provide us with support for the level of difficulty you assert and confirm that in future filings you will disclose

with meaningful specificity how difficult or likely it would be for you or your executive officers to achieve the undisclosed targets.

* * * * *

If you have any questions regarding these comments, you may contact me at (202) 551-3217.

Regards,

J. Nolan McWilliams
Attorney-Adviser